Exhibit 99.1

Vecima Networks Reports Strong Q3 Results

Record Quarterly Revenue of $24.1 M, Total Assets Surpass $100 M

VICTORIA, BRITISH COLUMBIA – (May 14, 2007) – Vecima Networks Inc. (TSX:VCM) today announced that its unaudited Financial Statements and Management’s Discussion and Analysis for the three months and nine months ended March 31, 2007 have been filed on SEDAR. The highlights provided in this press release should be read in conjunction with the Company’s unaudited interim consolidated financial statements and accompanying notes for the three months and nine months ended March 31, 2007.

Our unaudited interim consolidated financial statements and accompanying notes for the three months and nine months ended March 31, 2007 are available at: http://www.vecimanetworks.com/invest/latest_finan.html

All dollar amounts are in Canadian dollars.

FINANCIAL HIGHLIGHTS

•   Total revenue in the third quarter of fiscal 2007 was $24.1 million, a quarterly sales record for Vecima. Total assets have grown 15% over the nine months to March 31, 2007 surpassing $100 million. Revenue increased 16% to $67.4 million in the nine months ended March 31, 2007 from $58.1 million in the same period last year.

•   Vecima’s net income for the three months ended March 31, 2007 increased 11% to $2.5 million from $2.2 million in the three months ended December 31, 2006. In the nine months ended March 31, 2007, net income increased 63% to $12.9 million from $7.9 million, an increase of 20¢ per share, as compared to the same quarter last year as a result of the extraordinary gain on acquisition.

•   Shareholders’ equity increased to $88.6 million at March 31, 2007, as compared to $76.4 million at June 30, 2006. The increase was a result of operating profits, the purchase of capital assets and the acquisition of WaveRider Communications (Canada) Inc. (“WaveRider”) in the first quarter of fiscal 2007.

•   We have more than doubled our research and development expense to $5.6 million in the nine months ended March 31, 2007 from $2.6 million in the same period last year. Our sales and marketing costs are up 46% to $3.1 million year-to-date compared to $2.1 million last fiscal year. The increases were predominantly for new personnel to take advantage of growth opportunities. These strategic expenditures in excess of our revenue growth resulted in a net margin just outside our target range at 9% of sales compared to 14% in the nine-month period last year. In the nine months ended March 31, 2007, we recorded an extraordinary gain from the acquisition of WaveRider that added 30¢ per share to earnings after taxes bringing the net income per share to 58¢ per share compared to 38¢ per share for the same period last year.

•   Gross margin was 40% for the third quarter, slightly above the high end of our business model of 35% to 39%, and 38% for the nine months ended March 31, 2007.

OPERATIONAL HIGHLIGHTS

•   Vecima is pleased to welcome its new shareholders resulting from the acquisition of Spectrum Signal Processing Inc. (“SSP”) announced February 16 and completed on May 2, 2007. SSP’s shareholders voted overwhelmingly in favour of the arrangement that fuses two powerful technological portfolios to enhance our position and opportunities in the emerging WiMAX market. The increase of 820,000 issued and outstanding shares to approximately 4000 shareholders will help to address Vecima’s strategic goal of providing enhanced liquidity to its shareholders.

•   Vecima continues to make significant progress in its strategic objective of market segment diversification. Our sales in the data over cable market segment represented 47% of total revenue for the nine months ended March 31, 2007 compared to 61% for the same period last year.

•   On April 30, 2007 Vecima announced the culmination of an original equipment manufacturer (OEM) arrangement with Motorola. Over the past several quarters, we developed and have begun deliveries of a product Motorola will use in broadband cable systems to provide a return path from customers’ digital set top boxes to the source of video programming in the cable headend. The adoption of video on demand, switched digital video and other interactive applications requires significant increases in return path bandwidth. This new OEM deal reinforces Vecima’s position as a leading provider of new infrastructure equipment for digital video processing.

•   Vecima had 667 employees at March 31, 2007, not including the 84 SSP staff members. On April 26, 2007, we announced the opening of a software development office in Mangalore on the west coast of India that now has seven employees. The SSP acquisition also brings offices in Vancouver, San Jose and the Washington, D.C. area.

•   Vecima expects revenue growth in each of its end-markets from sales of existing and new products. We plan to maintain our gross margins in the historical range of 35% to 40%.

Research and development will continue to be a key focus as we invest in new product development. Additional resources will be committed to sales and marketing, with particular emphasis on further developing our distribution channels and marketing programs.

Fiscal 2007 Q3 Investor Call

Vecima will hold a conference call and live audio webcast today, Monday, May 14, 2007 at 5 p.m. (ET) to discuss its financial and operational results for the fiscal 2007 third quarter.

To participate in the teleconference, dial 604-638-5340 or 1-800-319-4610. To access the simultaneous live audio webcast, visit Vecima’s web site at www.vecimanetworks.com. The webcast will also be archived on the web site.

A taped rebroadcast will be available approximately one hour after the conference call. To access the taped rebroadcast, dial 604-638-9010 or 1-800-319-6413 and enter the code 8427#.

About Vecima Networks

Vecima Networks Inc. (TSX:VCM) designs, manufactures and sells products that enable broadband access to cable, wireless and telephony networks. Vecima’s hardware products incorporate original embedded software to meet the complex requirements of next-generation, high-speed digital networks. Service providers use Vecima’s solutions to deliver services to a converging worldwide broadband market, including what are commonly known as “triple play” (voice, video and data) and “quadruple play” (voice, video, data and wireless) services. Vecima’s solutions allow service providers to rapidly and cost-effectively bridge the final network segment that connects the system directly to end users, commonly referred to as “the last mile”, by overcoming the bottleneck resulting from insufficient carrying capacity in legacy, last mile infrastructures. Vecima’s products are directed at three principal markets: Data over Cable, Broadband Wireless and Digital Video. The Company has also developed and continues to focus on developing products to address emerging markets such as Voice over Internet Protocol, fibre to the home and IP video.

On November 14, 2006, the Company changed its name from VCom to Vecima Networks. Vecima’s website is at: www.vecimanetworks.com

Forward-Looking Statements

Certain statements in this news release may constitute forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this news release, such statements are generally identified by the use of such words as “may”, “will”, “expect”, “believe”, “plan”, “intend” and other similar terminology. These statements reflect Vecima’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors including, but not limited to, the factors discussed under “Risk Factors” in the Company’s Annual Information Form dated September 27, 2006 available on SEDAR (www.sedar.com), could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Vecima Networks

Mike Barry, CFO

250 - 881- 1982

mike.barry@vecimanetworks.com

Alan Brick, IRO

250 - 881- 1982

invest@vecimanetworks.com

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